Ron Hassen

Interim Chief Financial Officer and Senior

Vice President

Nasdaq, Inc.

One Liberty Plaza

New York, NY 10006

July 6, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities

Re:	Nasdaq, Inc.
Form 10-K for the year ended December 31, 2015
Filed on February 26, 2016
File No. 000-32651

Dear Mr. Gordon:

On behalf of Nasdaq, Inc. (the “Company,” “Nasdaq,” “we” and “our”), set forth below are our responses to the comment letter dated June 23, 2016 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2015 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K for the year ended December 31, 2015

Non-GAAP Financial Measures, page 47

1.	We note your adjustment related to amortization of intangible assets and that this adjustment has been made to prior periods when presenting your non-gaap income and operating income performance measures. Please clarify how management’s view of operating performance has changed compared to prior periods.

In the first quarter of 2015, Nasdaq began excluding the amortization of acquired intangible assets when evaluating the performance of our businesses and its managers and when allocating resources amongst the businesses. Our non-GAAP and operating income metrics are used internally and by our investors to measure the ongoing operating performance of the Company. Management’s view of operating performance has not changed significantly from prior periods. However, intangible asset amortization expense can vary from period to period due to episodic acquisitions completed, rather than from the Company’s ongoing business operations. As such, if intangible asset amortization is included in performance measures, it is more difficult to assess the day-to-day operating performance of the businesses, the relative operating performance of the businesses between periods, and the earnings power of the Company. In connection with this change to the calculation of our internal performance measures in the first quarter of 2015, we also aligned our external reporting with these same performance measures. Historical periods were restated to conform to the current presentation. Performance measures excluding intangible asset amortization therefore, provide investors with a more useful representation of our businesses’ activity in each period.

Income Taxes, page F-33

2.	Please tell us the amount of unrecognized deferred tax liability on unremitted earnings, if practicable, and disclose the amount in future filings. Reference is made to ASC 740-30-50-2c.

It is not practicable to determine the amount of the unrecognized deferred tax liability on indefinitely reinvested unremitted earnings. For purposes of illustration, the following is an example of the disclosure that the Company will include in its future 10-K filings.

“We have determined that undistributed earnings of certain non-U.S. subsidiaries will be reinvested for an indefinite period of time. We have both the intent and ability to indefinitely reinvest these earnings. At December 31, 2015, the cumulative amount of undistributed earnings in these subsidiaries is approximately $121 million. Given our intent to reinvest these earnings for an indefinite period of time, we have not accrued a deferred tax liability for U.S. federal income taxes on these earnings. A determination of unrecognized deferred tax liability related to these earnings is not practicable.”

* * *

As requested by the Staff, the Company acknowledges the following.

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen
Interim Chief Financial Officer and Senior
Vice President